AFRICAN DEVELOPMENT BANK

Ref: FTRY/LET/2013/12/001
Date: - 2 APR 2014

Mr. PAUL DUDEK
Chief, Office of International Finance
United States Securities and Exchange Commission
File Desk / Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549
UINTED STATES OF AMERICA

Dear Sir,

African Development Bank, File No. 83-4,
Regulation AFDB, Sections 288.2 and 288.4(a), (b) and (c)

In accordance with Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), we transmit herewith, for filing with the United States Securities and Exchange Commission, two copies of the periodic report of the African Development Bank for the quarter ended 31 December 2013, which includes, among other things, the African Development Bank's financial statements for the year 2013.

Yours faithfully,

Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2013
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

DESCRIPTION (1)	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY (million)	DEALER
USD 500 million Green Bond	Borrowing	10-Oct-13	18-Oct-13	18-Oct-16	USD 500	JP. Morgan / Morgan Stanley/ Skandinaviska Enksilda Banken AB
AUD 50 million Kangaroo	Borrowing	11-Nov-13	18-Nov-13	06-Mar-24	AUD 50	Standard Chartered Bank
AUD 75 million Kangaroo	Borrowing	18-Nov-13	25-Nov-13	06-Mar-24	AUD 75	TD Securities
AUD 25 million Kangaroo	Borrowing	26-Nov-13	03-Dec-13	06-Mar-24	AUD 25	TD Securities
AUD 125 million Kangaroo	Borrowing	18-Dec-13	06-Jan-14	06-Mar-24	AUD 125	TD Securities
AUD 50 million Kangaroo	Borrowing	27-Dec-13	07-Jan-14	06-Mar-24	AUD 50	TD Securities
EPSA Loan - JPY 9,400 million	Borrowing	19-Dec-13	20-Dec-13	20-Dec-53	JPY 9,400	JBIC

ECP transactions

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY (In million)	DEALER
ECP	Commercial paper	12-Dec-13	16-Dec-13	16-Jan-14	USD 50.0	Banc of America Securities
ECP	Commercial paper	11-Dec -13	13-Dec-13	13-Feb-14	USD 25.0	Deutsche Bank
ECP	Commercial paper	11-Dec -13	13-Dec-13	13-Jan-14	USD 25.0	Deutsche Bank
ECP	Commercial paper	11-Dec -13	13-Dec-13	13-Jan-14	USD 100.0	Deutsche Bank
ECP	Commercial paper	11-Dec -13	13-Dec-13	13-Jan-14	EUR 60.0	Banc of America Securities
ECP	Commercial paper	2-Oct-13	4-Oct-13	4-Dec-13	USD 50.0	UBS

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Borrowing transactions

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (million)	CALL DATE	DEALER
JPY 500 Million PRDC	8-Oct-04	25-Oct-04	25-Oct-34	JPY 100	25-Oct-13	Mitsubishi Securities Int.
USD 100 million Fixed Rate Callable Note	5-Dec-12	24-Dec-12	24-Dec-15	USD 100	24-Dec-13	JP Morgan

Matured bonds

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (in million)
JPY 40,000 million	4-Oct-93	4-Oct-93	4-Oct-13	JPY 40,000.0
USD 300 million	10-Oct-08	16-Oct-08	16-Oct-13	USD 300.0
AUD 88.9 million Uridashi Clean Energy Bond	18-May-10	27-May-10	27-Nov-13	AUD 88.9
NZD 47.8 million Uridashi Clean Energy Bond	18-May-10	27-May-10	27-Nov-13	NZD 47.8
NGN 786.25 million Fixed rate Note	19-Oct-12	30-Oct-12	30-Oct-13	NGN 786.25
NGN 2,612 million Fixed Rate Medium Term Note	2-Nov-12	15-Nov-12	15-Nov-13	NGN 2,612.0

Matured ECP Transactions

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (in million)	DEALER
ECP	21-May-13	23-May-13	8- Nov -13	USD 100.0	Banc of America Securities
ECP	9-Jul-13	11-Jul-13	11-Oct-13	USD 80.0	Citi
ECP	29-Jul-13	31-Jul-13	31-Oct-13	USD 50.0	Banc of America Securities
ECP	23-Aug-13	28-Aug-13	2-Dec-13	USD 100.0	Citi
ECP	11-Sep-13	16-Sep-13	16-Dec-13	USD 150.0	Citi
ECP	25-Sep-13	27-Sep-13	27-Dec-13	USD 100.0	Banc of America Securities
ECP	2-Oct-13	4-Oct-13	4-Dec-13	USD 50.0	UBS

2. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 31 December 2013.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

   No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,

Pierre Van Peteghem
Treasurer

AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2013
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
TUNIS, TUNISIA

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

DESCRIPTION (1)	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY (million)	DEALER
USD 500 million Green Bond	Borrowing	10-Oct-13	18-Oct-13	18-Oct-16	USD 500	JP. Morgan / Morgan Stanley/ Skandinaviska Enksilda Banken AB
AUD 50 million Kangaroo	Borrowing	11-Nov-13	18-Nov-13	06-Mar-24	AUD 50	Standard Chartered Bank
AUD 75 million Kangaroo	Borrowing	18-Nov-13	25-Nov-13	06-Mar-24	AUD 75	TD Securities
AUD 25 million Kangaroo	Borrowing	26-Nov-13	03-Dec-13	06-Mar-24	AUD 25	TD Securities
AUD 125 million Kangaroo	Borrowing	18-Dec-13	06-Jan-14	06-Mar-24	AUD 125	TD Securities
AUD 50 million Kangaroo	Borrowing	27-Dec-13	07-Jan-14	06-Mar-24	AUD 50	TD Securities
EPSA Loan - JPY 9,400 million	Borrowing	19-Dec-13	20-Dec-13	20-Dec-53	JPY 9,400	JBIC

ECP transactions

DESCRIPTION	TYPE OF TRANSACTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT IN CURRENCY (in million)	DEALER
ECP	Commercial paper	12-Dec-13	16-Dec-13	16-Jan-14	USD 50.0	Banc of America Securities
ECP	Commercial paper	11-Dec -13	13-Dec-13	13-Feb-14	USD 25.0	Deutsche Bank
ECP	Commercial paper	11-Dec -13	13-Dec-13	13-Jan-14	USD 25.0	Deutsche Bank
ECP	Commercial paper	11-Dec -13	13-Dec-13	13-Jan-14	USD 100.0	Deutsche Bank
ECP	Commercial paper	11-Dec -13	13-Dec-13	13-Jan-14	EUR 60.0	Banc of America Securities
ECP	Commercial paper	2-Oct-13	4-Oct-13	4-Dec-13	USD 50.0	UBS

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Borrowing transactions

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (million)	CALL DATE	DEALER
JPY 500 Million PRDC	8-Oct-04	25-Oct-04	25-Oct-34	JPY 100	25-Oct-13	Mitsubishi Securities Int.
USD 100 million Fixed Rate Callable Note	5-Dec-12	24-Dec-12	24-Dec-15	USD 100	24-Dec-13	JP Morgan

Matured bonds

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (in million)
JPY 40,000 million	4-Oct-93	4-Oct-93	4-Oct-13	JPY 40,000.0
USD 300 million	10-Oct-08	16-Oct-08	16-Oct-13	USD 300.0
AUD 88.9 million Uridashi Clean Energy Bond	18-May-10	27-May-10	27-Nov-13	AUD 88.9
NZD 47.8 million Uridashi Clean Energy Bond	18-May-10	27-May-10	27-Nov-13	NZD 47.8
NGN 786.25 million Fixed rate Note	19-Oct-12	30-Oct-12	30-Oct-13	NGN 786.25
NGN 2,612 million Fixed Rate Medium Term Note	2-Nov-12	15-Nov-12	15-Nov-13	NGN 2,612.0

Matured ECP Transactions

DESCRIPTION	TRADE DATE	VALUE DATE	MATURITY DATE	AMOUNT REDEEMED (In million)	DEALER
ECP	21-May-13	23-May-13	8- Nov -13	USD 100.0	Banc of America Securities
ECP	9-Jul-13	11-Jul-13	11-Oct-13	USD 80.0	Citi
ECP	29-Jul-13	31-Jul-13	31-Oct-13	USD 50.0	Banc of America Securities
ECP	23-Aug-13	28-Aug-13	2-Dec-13	USD 100.0	Citi
ECP	11-Sep-13	16-Sep-13	16-Dec-13	USD 150.0	Citi
ECP	25-Sep-13	27-Sep-13	27-Dec-13	USD 100.0	Banc of America Securities
ECP	2-Oct-13	4-Oct-13	4-Dec-13	USD 50.0	UBS

2. Attached hereto please find two copies of the Bank's regular quarterly financial statements for the period ended 31 December 2013.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

   No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours faithfully,

Pierre Van Peteghem
Treasurer